UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 6, 2016

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-207931), as such prospectus may be amended or supplemented from time to time.

On April 5, 2016, the Australian Securities & Investments Commission (ASIC) filed civil proceedings against Westpac in the Federal Court of Australia in connection with ASIC’s ongoing industry-wide investigation into past practices in the interbank short-term money market and its impact on the Bank Bill Swap Rate.  The alleged misconduct occurred between April 2010 and June 2012.

Westpac will vigorously defend the proceedings.

Index to Exhibits

Exhibit No.	Description

1	Westpac to defend ASIC civil proceedings in relation to allegations concerning the Bank Bill Swap Rate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: April 6, 2016	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat